EXHIBIT 99
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                            (Response to Item 77.C.)

                       2003 ANNUAL MEETING OF STOCKHOLDERS

On June 24, 2003, The R.O.C. Taiwan Fund (the "Fund") held an annual meeting to:

1.       Elect three trustees.

2. Consider whether to convert the Fund from a closed-end investment company into an open-end investment company. The Fund's Declaration of Trust required a shareholder vote on this question because the Fund's shares had traded at an average discount of more than 10% to its net asset value over a 12-week period beginning after the most recent such vote.

3. Consider whether to adopt a shareholder proposal by Laxey Partners Limited, owner together with its affiliates of 3,973,600, or approximately 12.2%, of the Fund's outstanding shares as of the record date of the meeting, to terminate the Fund's investment advisory contract with International Investment Trust Company Limited (IIT).

The results of the stockholder votes are shown below. Proxies representing 24,651,201, or 75.39%, of the 32,698,976 eligible shares outstanding were voted in respect of the election of trustees. The trustees of the Fund recommended that stockholders vote against the conversion proposal, which would have required the affirmative vote of a majority of the outstanding shares to pass. Proxies representing approximately 23.4% of the outstnading shares were voted for conversion. The trustees also recommended that stockholders vote against the termination proposal, the passage of which would have required (in accordance with the Investment Company Act of 1940) the affirmative vote of the lesser of
(1) a majority of all outstanding shares of the Fund or (2) 67% of the shares present or represented by proxy so long as a majority of the outstanding shares were present or represented at the meeting. Proxies representing approximately 21.7% of the outstanding shares were voted in favor of termination.

                                                  For                 Withheld

Nominees to the Board of Trustees

Edward B. Collins                                 17,516,051          7,135,150

Alex Hammond-Chambers                             17,546,938          7,104,263

Cheng-Cheng Tung                                  14,862,302          9,788,899

Messrs. Chi-Chu Chen, Michael Ding, Pedro-Pablo Kuczynski, David N. Laux and Robert P. Parker, whose terms did not expire in 2003, remained trustees.


                                                For         Against     Abstain

Conversion of the Fund from a closed-end
to an open-end investment company               7,664,190   11,198,396   64,006


Proxies covering 5,724,609 shares, or 23.22% of the shares represented at the meeting, were not voted on this issue.

                                                For         Against     Abstain

Termination of the Fund's investment
advisory agreement with IIT                     7,111,522   9,877,100    17,406

Proxies covering 7,645,173 shares, or 31.01% of the shares represented at the meeting, were not voted on this issue.